Exhibit 99.1

Former Director of Security of the Israeli Defense Establishment Nir Ben Moshe Joining ParaZero

Ben Moshe is set to join ParaZero as a specialist advisor, utilizing his extensive network in defense and homeland security to advance the company’s technology

Tel Aviv, Israel, Dec. 21, 2023 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today the appointment of Nir Ben Moshe, former senior director in the Israeli Ministry of Defense as a specialist advisor to advance the Company’s technology in the global defense market.

In his role as a specialist advisor, Mr. Ben Moshe will utilize his network to tap into defense and homeland security unmanned aerial platforms, loitering munitions, and other cutting-edge military applications that can benefit from ParaZero’s technologies.

Mr. Ben Moshe is a senior executive with experience managing large-scale, highly sensitive national security operations, including hundreds of staff and significant budgets, around the world. In his last position, Ben Moshe served as a director in the Directorate of Security for the Defense Establishment (DSDE) in Israel. In that position, Mr. Ben Moshe was responsible for the security of the Ministry of Defense, Israeli defense industries, defense R&D organizations and defense manufacturers, and also managed a yearly budget of hundreds of millions of dollars.

Boaz Shetzer, CEO of ParaZero, commented, “We are honored to welcome Mr. Nir Ben Moshe to ParaZero. His distinguished career and extensive experience in managing large-scale national security operations bring invaluable insights to our team. With his profound knowledge and network within defense and homeland security sectors, we are confident in his ability to drive the advancement of ParaZero’s technology in global markets.”

About ParaZero Technologies

ParaZero ( https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the advancement of its technology in global markets. Forward-looking statements are not historcal facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the contents of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246